**Mercedes-Benz Auto Lease Trust 2014-A**
**Investor Report**

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 13 | | | |
| Collection Period (from... to) | 1-Apr-2015 | 30-Apr-2015 | | |
| Determination Date | 13-May-2015 | | | |
| Record Date | 14-May-2015 | | | |
| Payment Date | 15-May-2015 | | | |
| Interest Period of the Class A-1, A-2b Notes (from... to) | 15-Apr-2015 | 15-May-2015 | Actual/360 Days | 30 |
| Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to) | 15-Apr-2015 | 15-May-2015 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 393,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 405,000,000.00 | 218,595,046.22 | 176,414,354.02 | 42,180,692.20 | 104.149857 | 0.435591 |
| Class A-2B Notes | 405,000,000.00 | 218,595,046.22 | 176,414,354.02 | 42,180,692.20 | 104.149857 | 0.435591 |
| Class A-3 Notes | 564,290,000.00 | 564,290,000.00 | 564,290,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 220,000,000.00 | 220,000,000.00 | 220,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,987,290,000.00** | **1,221,480,092.43** | **1,137,118,708.03** | **84,361,384.40** | | |

| | | | | |
|---|---|---|---|---|
| Overcollateralization | 392,699,193.90 | 423,638,076.52 | 423,638,076.51 | |
| **Total Securitization Value** | **2,379,989,193.90** | **1,645,118,168.95** | **1,560,756,784.54** | |
| present value of lease payments | 833,251,990.13 | 363,107,419.38 | 332,006,632.88 | |
| present value of Base Residual Value | 1,546,737,203.77 | 1,282,010,749.57 | 1,228,750,151.66 | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 392,699,193.90 | 16.50% |
| Target Overcollateralization Amount | 423,638,076.51 | 17.80% |
| Current Overcollateralization Amount | 423,638,076.51 | 17.80% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.200000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 0.480000% | 87,438.02 | 0.215896 | 42,268,130.22 | 104.365754 |
| Class A-2B Notes | 0.361500% | 65,851.76 | 0.162597 | 42,246,543.96 | 104.312454 |
| Class A-3 Notes | 0.680000% | 319,764.33 | 0.566667 | 319,764.33 | 0.566667 |
| Class A-4 Notes | 0.900000% | 165,000.00 | 0.750000 | 165,000.00 | 0.750000 |
| **Total** | | **638,054.11** | | **$84,999,438.51** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Lease Payments Received | 31,734,072.48 | (1) Total Servicing Fee | 1,370,931.81 |
| Net Sales Proceeds-early terminations (including Defaulted Leases) | 40,055,539.83 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Sales Proceeds-scheduled terminations | 19,999,688.14 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
|   Excess wear and tear included in Net Sales Proceeds | 20,852.71 | (3) Interest Distributable Amount Class A Notes | 638,054.11 |
|   Excess mileage included in Net Sales Proceeds | 360,921.93 | (4) Priority Principal Distribution Amount | 0.00 |
| **Subtotal** | 91,789,300.45 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Repurchase Payments | 0.00 | (6) Regular Principal Distribution Amount | 84,361,384.40 |
| Advances made by the Servicer | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Investment Earnings | 802.94 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Total Available Collections** | 91,790,103.39 | (9) Excess Collections to Certificateholders | 5,419,733.07 |
| Reserve Account Draw Amount | 0.00 | **Total Distribution** | **91,790,103.39** |
| **Total Available Funds** | **91,790,103.39** | | |

**Distribution Detail**

| | Amount Due | Amount Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 1,370,931.81 | 1,370,931.81 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 638,054.11 | 638,054.11 | 0.00 |
|   thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2A Notes | 87,438.02 | 87,438.02 | 0.00 |
|   thereof on Class A-2B Notes | 65,851.76 | 65,851.76 | 0.00 |
|   thereof on Class A-3 Notes | 319,764.33 | 319,764.33 | 0.00 |
|   thereof on Class A-4 Notes | 165,000.00 | 165,000.00 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|   thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 638,054.11 | 638,054.11 | 0.00 |
| | | | |
| Priority Principal Distribution Amount | 0.00 | 0.00 | 0.00 |
| | | | |
| Regular Principal Distribution Amount | 84,361,384.40 | 84,361,384.40 | 0.00 |
| | | | |
| Principal Distribution Amount | 84,361,384.40 | 84,361,384.40 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 11,899,945.97 |
| | |
| Reserve Fund Amount - Beginning Balance | 11,899,945.97 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 97.82 |
| minus Net Investment Earnings | 97.82 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 11,899,945.97 |
| | |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 97.82 |
| Net Investment Earnings on the Exchange Note | |
| Collection Account | 705.12 |
| Investment Earnings for the Collection Period | 802.94 |

## Notice to Investors

Amounts in USD

## Pool Statistics

**Pool Data**

|  | Amount | Number of Leases |
|---|---|---|
| Cutoff Date Securitization Value | 2,379,989,193.90 | 56,365 |
| Securitization Value beginning of Collection Period | 1,645,118,168.95 | 44,275 |
| Principal portion of lease payments | 21,818,853.26 | |
| Terminations- Early | 36,664,607.70 | |
| Terminations- Scheduled | 18,163,411.35 | |
| Repurchase Payment (excluding interest) | 0.00 | |
| Gross Losses | 7,714,512.10 | |
| Securitization Value end of Collection Period | 1,560,756,784.54 | 42,352 |
| Pool Factor | 65.58% | |

|  | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average Securitization Rate | 6.80% | 6.79% |
| Weighted Average Remaining Term (months) | 24.30 | 13.08 |
| Weighted Average Seasoning (months) | 10.25 | 22.35 |
| Aggregate Base Residual Value | 1,759,458,761.00 | 1,315,026,502.32 |
| Cumulative Turn-in Ratio | | 89.87% |
| Proportion of base prepayment assumption realized life to date | | 77.14% |
| Actual lifetime prepayment speed | | 0.54% |

Amounts in USD

| Delinquency Profile * | Amount ** | Number of Leases | Percentage |
|---|---|---|---|
| Current | 1,556,473,008.85 | 42,244 | 99.73% |
| 31-60 Days Delinquent | 3,420,421.77 | 88 | 0.22% |
| 61-90 Days Delinquent | 670,981.29 | 16 | 0.04% |
| 91-120 Days Delinquent | 192,372.63 | 4 | 0.01% |
| Total | 1,560,756,784.54 | 42,352 | 100.00% |

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

| Credit Loss | Current |
|---|---|
| Securitization Value of Defaulted Leases BOP | 1,250,159.37 |
| Less Liquidation Proceeds | 971,078.01 |
| Less Recoveries | 503,903.64 |
| Current Net Credit Loss / (Gain) | (224,822.28) |
| Cumulative Net Credit Loss / (Gain) | 1,949,402.99 |
| Cumulative Net Credit Loss / (Gain) as % of Cutoff Date | |
|   Securitization Value | 0.082% |

| Residual Loss | Current |
|---|---|
| Securitization Value of Liquidated Leases BOP | 61,292,371.78 |
| Less sales proceeds and other payments received during | |
|   Collection Period | 59,486,627.75 |
| Current Residual Loss / (Gain) | 1,805,744.03 |
| Cumulative Residual Loss / (Gain) | 2,446,747.64 |
| Cumulative Residual Loss / (Gain) as % of Cut-off Date | |
|   Securitization Value | 0.103% |